Mail Stop 4561

January 28, 2010

Michael R. Chambrello
President and Chief Executive Officer
Scientific Games Corporation
750 Lexington Avenue, 25th Floor
New York, NY 10022

> **Re: Scientific Games Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Forms 10-Q for the Quarterly Periods Ended March 31, 2009 and**
> **June 30, 2009**
> **File No. 000-13063**

Dear Mr. Chambrello:

   We have reviewed your response letter dated December 11, 2009 in connection with the above-referenced filings and have the following comments. In our comments we ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated November 13, 2009.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 7A. Quantitative and Qualitative Disclosure About Market Risk, page 62

1.   We refer to your response to our prior comment 3 and note that while you were not a party to any market risk sensitive instruments as of December 31, 2008, you derive a substantial and growing portion of your revenue and profits from operations outside the United States and that you believe exchange rate fluctuations may adversely affect your results of operations and cash flows and the value of your assets outside the United States in the future. Your disclosure that based upon analysis as of December 31, 2008 you believe a hypothetical 10% change in foreign exchange rates could be material to future earnings does not provide a reader with sufficient information to understand the potential significance of the risk and uncertainty due to foreign currency fluctuations. Please quantify for us and in future filings disclose the results of your sensitivity analysis performed at the period end. See Item 303(a)(3)(ii) of Regulation S-K.

For further guidance, see Section III.B of SEC Release No. 33-6835 available on our website at http://www.sec.gov/rules/interp/33-6835.htm.

Item 8. Consolidated Financial Statements

Consolidated Statements of Operations, page 68

2.   In your response to prior comment 4 you indicate that service revenue includes all products sold including instant lottery ticket fulfillment or services provided to customers on a recurring basis under a long-term contract. Please clarify for us whether instant lottery ticket fulfillment products included within service revenues contain tangible products. If so, please explain your basis for including tangible product sales within service revenues and how you considered the presentation requirement of Rule 5-03(1) of Regulation S-X.

Form 10-Q for the Quarterly Period Ended June 30, 2009

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Three Months Ended June 30, 2009 Compared to Three Months Ended June 30, 2008

Overview

Expense Analysis, page 29

3.   We note your response to prior comment 16 regarding the timing differences that can result in inconsistencies between the company's sales to CLN and CLN's sales to retailers. In light of the company's increased sales to CLN during the second and third quarters of 2009 while CLN experienced lower retail sales, please clarify for us if this is indicative of the channel being "full" such that subsequent period sales to CLN are expected to be lower.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 or me at (202) 551-3406 if you have any questions regarding these comments.

Sincerely,

Patrick Gilmore
Accounting Branch Chief